Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

INSIDE INFORMATION

US$50 MILLION SHARE REPURCHASE PROGRAM

This announcement is made by Noah Holdings Private Wealth and Asset Management Limited (“Noah” or the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the Inside Information Provisions (as defined under the Hong Kong Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

On August 29, 2024, the Company announced that as part of its commitment to enhancing shareholder returns, the board of directors of the Company (the “Board”) authorized a share repurchase program (the “Share Repurchase Program”), under which the Company may repurchase up to US$50 million of its American depositary shares or ordinary shares (the “Shares”), effective immediately. The authorized term for carrying out the Share Repurchase Program is two years.

The share repurchases under the Share Repurchase Program will be carried out from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades or through other legally permissible means, depending on market conditions and will be implemented in accordance with applicable rules and regulations. The Board will review the Share Repurchase Program periodically and may authorize adjustments of its terms and size. The Company expects to fund repurchases made under the Share Repurchase Program from its existing cash balance and cash generated from operations, which will not form a part of the Corporate Actions Budget under the Capital Management and Shareholder Return Policy as set out in the announcement of the Company dated November 30, 2023.

The Company shall conduct the repurchases by exercising its powers pursuant to the repurchase mandate granted by the shareholders of the Company (the “Shareholders”) at the annual general meeting held on June 12, 2024 and, where applicable, any subsequently renewed or refreshed repurchase mandate granted by the Shareholders from time to time, and in compliance with the memorandum and articles of association of the Company, the Hong Kong Listing Rules, The Codes on Takeovers and Mergers and Share Buy-backs, the Companies Act (As Revised) of the Cayman Islands and all applicable laws and regulations to which the Company is subject.

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Ms. Jingbo Wang, co-founder and chairwoman of Noah, commented, “This share repurchase program, along with the dividend payout we just completed, reflects our unwavering commitment to prioritizing shareholder interests and delivering sustained returns. While China’s wealth management industry is navigating a challenging period and undergoing a transition, we remain confident in Noah’s unique advantages stemming from our deep understanding of Mandarin- speaking high-net-worth individuals’ (HNWIs) needs and our ability to deliver products and services to this still-growing client base. We are one of a few independent firms that maintains access, through years of investor education, to a large group of qualified individual investors who continue to seek professional services.”

“As such, we believe that our stock is deeply undervalued and does not reflect our growth prospects, robust balance sheet and cash reserves, or the special bond we have formed with the Mandarin-speaking HNWIs globally. We value both our long-term and new shareholders and are committed to sharing our success with them through more proactive capital allocation policies moving forward.”

Full Year 2023 Dividend Payout

In late July and early August 2024, Noah rewarded its shareholders with a record RMB1,018 million (approximately US$140.1 million) dividend payout for full year 2023, equivalent to 100% of its annual non-GAAP net income, including the final dividend paid out of the Corporate Actions Budget and a special dividend paid out of the accumulated return surplus cash from the years prior to 2023.

Capital Management and Shareholder Return Policy

As set out in the announcement of the Company dated November 30, 2023, the Board had adopted the Capital Management and Shareholder Return Policy where up to 50% of the Company’s non- GAAP net income attributable to Shareholders of the preceding financial year will be allocated to the Corporate Actions Budget which will serve various purposes, including dividend distribution and share repurchases. Under the Capital Management and Shareholder Return Policy, no less than 35% of the Company’s non-GAAP net income attributable to Shareholders of the preceding financial year will be allocated toward dividends to be distributed in each calendar year, subject to various factors.

The Corporate Actions Budget based on the Company’s financial performance in 2024 is expected to be determined and announced alongside the Company’s earnings results for the fourth quarter and full year ending on December 31, 2024.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of this announcement, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

The full version of the press release issued by the Company on August 29, 2024 announcing the aforementioned information is available at the Company’s Investor Relations website at https://ir.noahgroup.com/.

Shareholders and potential investors should note that any repurchase may be done subject to market conditions and at the Board’s absolute discretion. There is no assurance of the timing, quantity or price of any repurchase. Shareholders and potential investors should therefore exercise caution when dealing in the Shares.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, August 29, 2024

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Kai Wang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.

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